VIA EDGAR
---------

June 20, 2008


Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549


     Re:   Rogers Corporation
           Supplemental Response Letter dated May 13, 2008
           Relating to Annual Report on Form 10-K for the FYE December 30, 2007 File No. 1-4347

Dear Ms. Long:

     On behalf of Rogers Corporation (the "Company"), set forth below is the response of the Company to the letter dated May 27, 2008 (the "Comment Letter"), containing the comment of the Staff of the Securities and Exchange Commission to the Company's filing referenced above.

     The Company's response to the comment in the Comment Letter is set forth below and is numbered to correspond to the comment set forth in the Comment Letter, which for convenience we have incorporated into this response letter.


Legal Proceedings, page 14
--------------------------

Comment 1:

We have considered your response #1 in your letter dated May 13, 2008 and we continue to believe that the requested disclosures are relevant and should be included in future filings. As previously requested, please disclose how many claimants in the asbestos litigation do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $," etc.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
June 20, 2008
Page 2


Response 1:

The following is an overview of the relevant data as to all historical claims based on information currently known to us:



As of March 30, 2008, total claims filed in which Rogers is one of the named
defendants:                                                                  [*]


Of these [*] claims:

1. Number of claims in which specific damage amounts are made but which are based solely on jurisdictional requirements (with the damage amounts alleged ranging from in excess of $[*] to in excess of $[*], sometimes alleged collectively against all defendants and sometimes alleged against each defendant, plus in some cases unstated amounts for punitive damages
     and/or fees and interest):                                              [*]

2.   Number of claims in which specific damage amounts are not made:         [*]

3.   Number of claims in which specific damage amounts are made:             [*]


Therefore, of the total claims filed in which Rogers is one of the named defendants ([*] claims), the percentage of claims in which actual damages are claimed ([*] claims) is approximately [*]%.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
June 20, 2008
Page 3


A further analysis of these [*] claims in which specific damage amounts are alleged shows that the amounts claimed bear little relation to the ultimate outcome of those [*] cases that have been resolved. Of these [*],[*] been dismissed, [*] been settled, and [*] remain open at this time. The [*] dismissed included a claim against us for $[*] in compensatory and punitive damages, unstated exemplary damages, and unstated interest and costs; there were [*] defendants named in this case. Of the [*] cases that have been settled (with settlement amounts ranging from $[*] to $[*]), the damages claimed ranged from $[*] to $[*] plus unstated punitive damages and/or costs; in these cases, there were between [*] and [*] defendants named. The [*] cases that remain open at this time include alleged damages that range from $[*] to $[*], in most cases also with unstated exemplary damages, interest and costs; these cases name between [*] and [*] defendants.

For the reasons stated in our May 13, 2008 letter, we continue to believe that the data as to the number of claimants that do not assert any specific amount of damages and the ranges of damages by all other claimants is not meaningful and could cause confusion to investors. The percentage of claims in which actual damages are alleged (other than for purely jurisdictional requirements) is [*] percent of the total claims filed. We believe that the small size of this data set (i.e., the aforementioned [*] claims), and the facts and circumstances surrounding how these cases are brought and when and how damages are claimed (as detailed in our May 13, 2008 letter), does not allow for an accurate assessment of the relation that the amount of damages claimed might bear to the ultimate disposition of these cases. More importantly, we believe that disclosing this data could lead to extrapolations being done to the larger set of historical claims filed that would be inaccurate and misleading. We will, however, continue to monitor developments and will disclose in future filings such data as we believe may be relevant and not likely to cause confusion to investors.

     Please telephone me at 860-774-9605, or our attorney, Andrew J. Merken, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3740, with any questions or comments you may have. In addition, please provide to us a copy of all future correspondence via facsimile at 860-779-4714.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
June 20, 2008
Page 4


                                       Very truly yours,


                                       /s/ Dennis M. Loughran
                                       -----------------------------------------
                                       Dennis M. Loughran
                                       Vice President Finance and Chief
                                       Financial Officer



cc:  Robert D. Wachob, President and Chief Executive Officer
     Robert M. Soffer, Vice President and Secretary
     Paul B. Middleton, Treasurer
     Debra J. Granger, Vice President, Corporate Compliance and Controls Ronald J. Pelletier, Manager, Financial Reporting
     Sean Lynch, Ernst & Young
     Andrew J. Merken, Esq., Burns & Levinson LLP



Confidential treatment requested by Rogers Corp. [*] indicates material that has been omitted and for which confidential treatment has been requested. All such omitted material has been filed with the Securities and Exchange Commission pursuant to 17 C.F.R. ss. 200.83.

CODE:  RRL-6